PROXY

ANNUAL & SPECIAL GENERAL MEETING OF MEMBERS OF PACIFIC BOOKER MINERALS  INC.  (the Company)

TO BE HELD AT 1702 - 1166 ALBERNI STREET, VANCOUVER, B.C.

ON MONDAY, THE 7TH DAY OF JUNE, 2010, AT 10:00 AM (Vancouver time)

The undersigned member of the Company hereby appoints Erik Tornquist,  a Director of the Company, or failing this person, John Plourde, a Director of the Company, or in the place of the foregoing,                                       as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting of the shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the said Meeting, or any adjournment thereof.

The undersigned hereby directs the proxyholder to vote the securities of the Company registered in the name of the undersigned as specified herein.

Resolutions (for full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold	Against
1.	To determine the number of directors at seven;		N/A
2	To elect William G. Deeks as a Director;			N/A
3.	To elect John Plourde as a Director;			N/A
4.	To elect Erik Tornquist as a Director;			N/A
5.	To elect William F. Webster as a Director;			N/A
6.	To elect Greg Anderson as a Director;			N/A
7.	To elect Mark Gulbrandson as a Director;			N/A
8.	To elect Dennis Simmons as a Director;			N/A
9.	To appoint Meyers Norris Penny LLP, as Auditors of the Company			N/A
10.	To authorize the Directors to fix the auditors= remuneration;		N/A
11.	To approve stock options;		N/A
12.	To approve Stock Option Plan;		N/A
13.	To amend Articles;		N/A
14.	To ratify acts of directors;		N/A
15.	To transact such other business as may properly come before the Meeting;		N/A

The undersigned                                           hereby revokes any proxy previously given to attend and vote at said Meeting.

Sign here: _____________________________________

Please print name:  ____________________________________

Date:  _______________________________________________

Number of shares represented by Proxy:  _________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON RESERVE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (AInstrument of Proxy@) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by John Plourde.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder=s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Investor Services Inc. by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address

 Computershare Investor Services Inc., Proxy Department

100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1